UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number: 001-38766

MMTEC, INC.

(Translation of registrant’s name into English)

AF, 16/F, Block B, Jiacheng Plaza, 18 Xiaguangli, Chaoyang District, Beijing, 100027

People’s Republic of China.

Tel: +86 10 5617 2312

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

On December 31, 2021, MMTec, Inc., (the “Company”) closed a previously announced Regulation S private placement of 5,000,000 shares (the “Shares”) of Company common stock with a single investor at a purchase price of $0.40 per share (the “Transaction”). Gross proceeds from the Transaction were approximately $2.0 million before deducting fees and other expenses. The Company currently intends to use the net proceeds from the Transaction for growth capital and general working capital purposes.

As previously disclosed in the Company’s Report on Form 6-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 21, 2021, the Company entered into a Securities Purchase Agreement with a single investor providing for the sale and issuance of the Shares in the Transaction.

The Shares were issued to the Investor pursuant to an exemption from the registration requirements of the Securities Act provided in Section 4(a)(2) of the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

MMTEC, INC.

By:	/s/ Min Kong
Min Kong, Chief Financial Officer

Date: January 7, 2022

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